Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Power Systems Inc.

News Release

Ballard Announces Follow-On Supply Agreement with General Hydrogen Corporation

• •	Contract valued at approximately US$22 Million 2,900 Mark 9 SSL™ fuel cells to ship in 2007 and 2008

For Immediate Release – October 10, 2006

Vancouver, Canada – Ballard Power Systems today announced that it has signed an agreement valued at approximately US$22 Million with General Hydrogen Corporation to supply 2,900 Mark 9 SSL™ fuel cells. These fuel cells are for integration into General Hydrogen’s products that are being sold to customers converting from conventional lead-acid batteries in their materials handling fleets. Under the agreement, Ballard expects to ship fuel cells ranging in size from 4 to 20 kilowatts, with roughly one-quarter of these units to ship in 2007, and the balance to ship in 2008.

This year, through September 30, 2006, Ballard has shipped 100 Mark 9 SSL™ fuel cells. This agreement reflects the growing confidence of Ballard and General Hydrogen in the potential for fuel cell products in the materials handling equipment market. With this agreement, Ballard has exceeded its publicly stated corporate goal of shipping or booking 300 Mark 9 SSL™ units in 2006.

“General Hydrogen is a key leader in commercializing fuel cells in the materials handling equipment market. Our Mark 9 SSL™ product has been performing exceptionally well in equipment sold and delivered by General Hydrogen to fuel cell forklift customers. End-users are reporting strong satisfaction with durability and performance,” said Noordin Nanji, Ballard’s Chief Customer Officer. “This follow-on order from General Hydrogen reflects end-user confidence in our ability to meet market needs in terms of product cost, reliability and supply as this market develops.”

Fuel cells offer a compelling value proposition to electric forklift operators, delivering a number of important advantages over a conventional lead-acid battery solution:

•	General Hydrogen’s Hydricity® Pack provides triple the run time of lead-acid batteries, eliminating battery changing and charging and thereby increasing productivity.

•	Warehouse and factory capacity set aside for battery storage and charging is freed up providing more space for a customer’s normal business activity.

•	Fuel cells provide constant power throughout a shift, unlike lead-acid batteries, resulting in further productivity improvements.

“We are very pleased to continue our supply arrangement with Ballard,” said Frank Trotter, General Hydrogen’s President and Chief Executive Officer. “Ballard has been very aggressive in driving down its product cost and improving its manufacturing capability. The quality of Ballard’s technology remains unmatched. Integration of the Ballard® fuel cell as a key component in General Hydrogen’s Hydricity® Pack provides a product solution that meets the requirements for performance, durability and reliability in the very demanding operating environments of today’s forklift users. This agreement gives us security of supply with a continued focus on cost reduction that will ensure we can address our customers’ needs as this market continues to develop over the next two years.”

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; Nasdaq: BLDP) is recognized as a world leader in the design, development and manufacture of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

About General Hydrogen
General Hydrogen Corporation has its headquarters in Richmond, BC, Canada and has sales and service centers in Gallatin, TN and Cincinnati, OH. General Hydrogen has developed and commercialized fuel cell power packs and hydrogen refueling stations for a variety of industrial electric vehicles, including forklifts. General Hydrogen’s website is located at www.generalhydrogen.com.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

For further information, or to arrange an interview with a Ballard spokesperson, please call Michelle Cormack or Rebecca Young at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.

General Hydrogen media contact: Frank Trotter 604-233-7601 or Leslie MacDougall 604-233-7619.